EXHIBIT 2.02 FOR IMMEDIATE RELEASE Contact: Robert Foney, Director of Public Relations 781.477.4814 rfoney@investorscapital.com www.investorscapital.com

Investors Capital Holdings Posts Record First Quarter Revenues and Net Income

Lynnfield, Mass. (August 22, 2007) – Investors Capital Holdings, Ltd. (AMEX: ICH), a financial services holding company, posted record revenues of $22.7 million for the first fiscal quarter ended June 30, 2007 (“the quarter”). This represents an increase of $3.1 million, or 16% percent, over revenues of $19.6 million for the comparative quarter ended June 30, 2006 (“prior period”). Investors Capital Holdings has increased its annual revenues each year since its incorporation in 1995.

The Company also posted record net income for the quarter of $466,566 or $0.08 per share, an increase of 178.1%, versus a net loss of $597,622 or $0.10 per share from the comparative quarter ended June 30, 2006.

“We’re very pleased with our results this quarter,” said Theodore E. Charles, Chairman of the Board, Chief Executive Officer, and President of Investors Capital Holdings. “Making the right investments in our home office staff, technology, and practice management initiatives, while prudently managing our costs, has resulted in a very strong recruiting pipeline as well as very strong performance numbers.”

Advisory fees led the record revenue surge, increasing 39.5% over the prior period to $2.1 million. Commissions, which represent the bulk of company revenues, rose 12.9% to $19.7 million. Gross profit for the quarter rose to $4.4 million, a 16.8% increase over the prior period.

Contributing to these results was a 9.5% increase in average revenue per representative over the prior period, reflecting the company’s continued success in recruiting and supporting successful, top-producing independent registered representatives.

Total operating expenses decreased 25.1% to $3.6 million, led by a 50% decrease in regulatory, legal, and professional expenses over the prior period. As a result, operating income for the quarter increased 177.5% to $807,623, compared to an operating loss of $1.04 million from the prior period.

About Investors Capital Holdings:

Investors Capital Holdings, Ltd. (AMEX: ICH) is a diversified financial services holding company that operates primarily through its independent broker/dealer and investment adviser subsidiary, Investors Capital Corporation (ICC). ICC strives to provide premier service, technical, and administrative support, fee-based asset management programs, and practice management services to its independent registered representatives to help them exceed their clients’ expectations. The Company’s business units include Investors Capital Corporation, Investors Capital Advisory, ICC Insurance Agency, Inc., Eastern Point Advisors, Inc., and Investors Capital Holdings Securities Corporation. For more information, please call (800) 949-1422, ext. 4814 or visit www.investorscapital.com.

Certain statements contained in this press release that are not historical fact may be deemed to be forward-looking statements under federal securities laws. There are many factors that could cause our future actual results to differ materially from those suggested by or forecast in the forward-looking statements. Such factors include, but are not limited to, general economic conditions, interest rate fluctuations, regulatory changes affecting the financial services industry, competitive factors effecting demand for our services, availability of funding, and other risks identified in the Company’s Securities and Exchange Commission filings.

Investors Capital Holdings, Ltd., 230 Broadway, Lynnfield, Massachusetts, Distributor.

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INVESTORS CAPITAL HOLDINGS, LTD. AND SUBSIDIARIES
CONSOLIDADTED BALANCE SHEETS

	June 30,	March 31,
	2007	2007
Assets

Current Assets

Cash and cash equivalents	$ 4,882,932	$ 5,498,259
Deposit with clearing organization, restricted	175,000	175,000
Accounts receivable	4,174,405	4,336,234
Note receivable (current)	8,533	8,561
Loans receivable from registered representatives (current)	541,167	470,492
Prepaid income taxes	-	35,078
Marketable securities, at market value	144,256	206,530
Investment (short term)	1,432,048	745,315
Prepaid expenses	333,868	482,882
	11,692,209	11,958,351

Property and equipment, net	1,359,064	1,396,793

Long Term Investments
Loans receivable from registered representatives	156,724	191,305
Note receivable	747,617	747,617
Equity investments, at cost	190,000	190,000
Investments	495,423	1,169,606
Cash surrender value life insurance policies	296,928	275,201
	1,886,692	2,573,729
Other Assets
Other assets	70,127	72,199
Deferred tax asset, net	866,352	889,128
	936,479	961,327

TOTAL ASSETS	$ 15,874,444	$ 16,890,200
	~~_______~~	~~_______~~

Liabilities and Stockholders' Equity

Current Liabilities

Accounts payable	$ 759,771	$ 773,636
Accrued expenses	747,820	1,871,694
Notes payable	353,637	838,358
Unearned revenues	87,546	100,363
Commissions payable	3,053,684	3,049,900
Income taxes payable	42,406	-
Securities sold, not yet purchased, at market value	65	711

	5,044,929	6,634,662
Long-Term Liabilities

Total liabilities	$ 5,044,929	$ 6,634,662

Stockholders' Equity:

Common stock, $.01 par value, 10,000,000
shares authorized; 6,257,434 issued and 6,253,549 outstanding at June
30,2007;
6,209,421 issued and 6,205,536 outstanding at March 31 2007 .	62,574	62,094
Additional paid-in capital	9,820,034	9,721,749
Retained earnings	935,072	468,506
less: Treasury stock, 3,885 shares at cost	(30,135)	(30,135)
Accumulated other comprehensive income	41,970	33,324

Total stockholders' equity	10,829,515	10,255,538

TOTAL LIABILITIES AND STOCKHOLDERS'

EQUITY	$ 15,874,444	$ 16,890,200
	~~________~~	~~________~~

INVESTORS CAPITAL HOLDINGS, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED JUNE 30, 2007 AND 2006
(UNAUDITED)

		Three Months Ended
		June 30,
	2007	2006
Revenues

Commission	$ 19,708,113	$ 17,458,902
Advisory fees	2,188,284	1,568,429
Other fee income	129,819	66,397
Marketing revenue	494,558	324,414
Other income	228,021	184,030
Total Revenue	22,748,795	19,602,172
Commission and advisory fees expenses	18,325,414	15,815,220
Gross profit	4,423,381	3,786,952
Operating expenses:
Advertising	267,494	269,627
Communications	179,003	65,767
Total Selling Expenses	446,497	335,394

Compensation and benefits	1,980,591	2,716,025
Regulatory, legal and professional	606,304	1,202,340
Occupancy	305,111	234,006
Other administrative expenses	251,611	332,604
Interest expense	25,644	8,032
Total Administrative Expenses	3,169,261	4,493,007
Total Operating Expenses	3,615,758	4,828,401
Operating Income (Loss)	807,623	(1,041,449)

Income (loss) before taxes	807,623	(1,041,449)
(Provision) benefit for income taxes	(341,057)	443,827

Net Income (Loss)	$ 466,566	$ (597,622)
	~~_______~~	~~_______~~

Earnings per common share:
Basic earnings per common share	$0.08	($0.10)
Diluted earnings per common share	$0.08	($0.10)

Share data:
Weighted average shares used in basic earnings per
common share calculations	6,011,332	5,799,998
Incremental shares from assumed exercise of stock options	156,504	141,243
Weighted average shares used in diluted earnings per

common share calculations	6,167,836	5,941,241
	~~_______~~	~~_______~~